FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2006

Commission File Number	000-30224

CRYPTOLOGIC INC.

55 St. Clair Avenue West, 3rd Floor
Toronto, Ontario, Canada
M4V 2Y7

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....☐..... Form 40-F...☒...

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 9, 2006	CRYPTOLOGIC INC. Lewis N. Rose President and Chief Executive Officer

FOR IMMEDIATE RELEASE

ALL DOLLAR AMOUNTS IN US$

Symbol: TSX: CRY; NASDAQ: CRYP; LSE: CRP

CryptoLogic-developed software delivers a hand in the sand

at the exclusive 2006 Caribbean Poker Classic™

Players to enjoy big poker excitement, big names and big prize pool estimated at $1.5 million

November 9, 2006 (Toronto, ON) — Some of the world’s best Internet poker players will move from on-line to ‘on-land’ at the third annual Caribbean Poker Classic™, an event featuring world-class poker action in the splendor of a tropical paradise. The tournament, offered exclusively through licensees of WagerLogic, CryptoLogic’s wholly owned subsidiary, will take place in St. Kitts from November 24th to December 3rd, 2006.

This year’s Caribbean Poker Classic will be held at the exclusive St. Kitts Marriott Resort & The Royal Beach Casino. Internet poker players are now vying to win coveted seats at the $6,300 main event, and a chance to win the estimated $1.5 million prize pot.

“For world-class poker action, the Caribbean Poker Classic is the place to be,” said Andy Goetsch, CryptoLogic’s Vice President of Poker Software Development. “Like CryptoLogic’s poker software, the Caribbean Poker Classic attracts the best of the best – whether they learned their skills on-line or on-land. And with the addition of the first land-based Hold’Em BlackjackTM tournament, 2006 will be bigger and better than ever.”

This year’s event lineup has some of the game’s top professionals competing for the top prize, including World Series of Poker winners Rob Varkonyi and Kathy Liebert, and some of the most recognizable faces of poker in Europe, including Willie Tann, Simon Trumper, Dave Colclough, Marc Goodwin, Ram Vaswani and Surinder Sunar.

The 2006 Caribbean Poker Classic also marks the debut on land of Hold’Em Blackjack, an exciting, easy-to-learn new game that combines the intensity of poker with the simplicity of blackjack. Developed exclusively for WagerLogic licensees by Goetsch and his team, Hold’Em Blackjack has already become a favourite with online players all over the world since its launch earlier this fall.

Hosted by WagerLogic licensees in association with Thomas Kremser’s TK Poker Consulting GMBH, the Caribbean Poker Classic will also offer action-packed side tournaments and satellite games. Online players can qualify for the ultimate CPC prize pass through tournaments at williamhillpoker.com, interpoker.com, ukbettingpoker.co.uk, littlewoodspoker.com, sunpoker.com, classicpoker.com and pokerplex.com. The $11,300 prize package includes the $6,300 buy-in for the championship event, a nine-night package for two at the exclusive St. Kitts Marriot Resort and return airfare for two.

“From Internet hopefuls to professional players, the Caribbean Poker Classic proves that our software delivers what today’s players want most,” said A.J. Slivinski, WagerLogic’s Managing Director. “While there will be just one champ, this event offers a winning hand for everyone: it’s an exciting way for us to help our customers engage and drive players to their sites. And for players, it provides world-class poker action – in paradise.”

TEL (416) 545-1455   FAX (416) 545-1454

55 ST. CLAIR AVENUE WEST, 3RD FLOOR, TORONTO, CANADA M4V 2Y7

CryptoLogic-developed software powers the world’s largest shared poker network that excludes US players. The network includes some of the world’s top Internet gaming brands, including soon-to-be launched sites from Playboy and Betsafe. For more information on the Caribbean Poker Classic, including how to qualify, visit www.caribbeanpokerclassic.com.

About CryptoLogic( (www.cryptologic.com)

Focused on integrity and innovation, CryptoLogic Inc. is a world-leading, blue-chip public developer and supplier of Internet gaming software. CryptoLogic’s leadership in regulatory compliance makes it one of the very few companies with gaming software that is certified to strict standards similar to land-based gaming. WagerLogic Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of the company’s gaming software and services to a blue-chip customer base around the world. For information on WagerLogic(, visit www.wagerlogic.com.

CryptoLogic’s common shares trade on the Toronto Stock Exchange (symbol: CRY), on the NASDAQ Global Select Market (symbol: CRYP), and on the Main Market of the London Stock Exchange (symbol: CRP).

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For more information, please contact:

CryptoLogic, (416) 545-1455	Argyle Rowland Communications, (416) 968-7311 (North American media)
Rick Wadsworth, Director of Communications	Karen Passmore, ext. 228/ kpassmore@argylerowland.com

Corfin Communications (UK media only)
Ben Hunt, +44 207 929 8985
Neil Thapar, +44 207 929 8999
Harry Chathli, +44 207 979 8980

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:

Statements in this press release which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.